

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 8, 2009

Mr. Stephen P. Jackson Jr.
Chief Financial Officer
Remington Arms Company, Inc.
870 Remington Drive
P.O. Box 700
Madison, NC 27025

Re: **Remington Arms Company, Inc.**
         Form 10-K for the year ended December 31, 2008
         File No. 033-74194-01

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have not filed your Form 10-Q for the period ended June 30, 2009. Please file Form 12b-25 as appropriate.

Form 10-K for the period ended December 31, 2008

Product Liability, page 25

2. You assert that product liability cases and claims involving occurrences arising prior to the Asset Purchase are not likely to have a material adverse effect. It is unclear from this disclosure whether it is *reasonably possible* that such liabilities could be material. Please

tell us, and clarify in future filings, whether it is reasonably possible that such claims could be material. If so, please describe the nature of the claim/case, uncertainties surrounding individually material cases or claims and provide the reasonably possible range of loss, or state, if true, that such an estimate cannot be made.

3. With regard to liabilities incurred after the Asset Purchase agreement, you also assert that you do not believe cases and claims will be likely to have a material adverse effect. However it is reasonably possible that you could have further increases or decreases. You also state that you do not believe that any probable loss exceeding amounts already recognized have been incurred. Please tell us and clarify in future filings whether it is *reasonably possible* that such claims could materially exceed the amounts accrued. If so, please describe the nature of the claim/case, uncertainties surrounding individually material cases or claims and provide the reasonably possible range of loss, or state, if true, that such an estimate cannot be made.

    Please note that the threshold for full *disclosure* of a contingent liability is whether it is *reasonably possible* that losses in excess of the amounts accrued could be material. The *probability or likely* threshold relates to *accruing* estimable amounts. If it is reasonably possible that a contingent liability could be material, please include a description of the issue, a discussion concerning the uncertainties surrounding the potential liability and disclose a reasonably possible range of loss in excess of the amounts accrued, or state that such an amount cannot be estimated.

Liquidity and Capital Resources, page 38

4. We note your disclosure on page 15 indicates that your Amended and Restated Credit Agreement requires you to meet specified financial covenants. We assume that your Senior Subordinated Notes, Revolving Credit Facility and Term Loan may include covenants that are restrictive, and/or require that you satisfy certain financial ratios. In future filings please define all material covenants and clearly indicate whether you are in compliance at the end of the period presented. Additionally, in future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

    Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them.

Property Plant and Equipment: Goodwill, Goodwill Impairment, Intangible Assets and Debt Issuance Costs, page 53

5. You have a significant amount of long-lived assets, goodwill and intangibles assets, and you have recognized your accounting for these assets as a critical policy. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in future filings:

    - We note from disclosures on page 72 that you utilize a combination of present value, market approach, transactional approach and a reasonableness test by comparing to market capitalization. Discuss the various methods you use and how you select, or weight them. Explain how you develop a market capitalization.
    - Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
    - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.
    - Explain how you group property plant and equipment when testing for recoverability.
    - Explain how you determine the appropriate discount rates to apply in your asset impairment analysis;
    - Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

        - Cash flows
        - Growth rates
        - Discount rates
        - Use of a weighted average cost of capital or a cost of equity method
        - Risk applications
        - Control Premiums under the market valuation approach

    For any reporting unit, or asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the assets.

    We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant at (202) 551-3732, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief